SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D

(Rule 13d-101)

INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT TO RULE 13D-1(a) AND AMENDMENTS THERETO FILED PURSUANT TO RULE 13D-2(a)

(Amendment No. __)*

Alico, Inc.
(Name of Issuer)

Common Stock, par value $1.00 per share
(Title of Class of Securities)

016230 10-4
(CUSIP Number)

With a copy to: Mr. Bruce S. Sherman c/o M4 Capital LLC 5150 Tamiami Trail N., Suite 505 Naples, FL 34103	with a copy to: Nathan E. Assor, Esq. Golenbock Eisemen Assor Bell & Peskoe LLP 437 Madison Avenue – 40th Floor New York, New York 10022 212-907-7333

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

January 30, 2013
(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(b)(3) or (4), check the following box ☐.

Note: Schedules filed in paper shall include a signed original and five copies of the schedule, including all exhibits. See §240.13d-7 for other parties to whom copies are to be sent.

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

SCHEDULE 13D

CUSIP No. 016230 10-4	Page 2 of 6 Pages

1	NAMEs OF REPORTING PERSON Bruce S. Sherman
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP* (a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS* PF
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION United States of America
NUMBER OF SHARES	7	SOLE VOTING POWER 366,681
BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	8	SHARED VOTING POWER -0-
	9	SOLE DISPOSITIVE POWER 366,681
	10	SHARED DISPOSITIVE POWER - 0 -
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 366,681
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 5%
14	TYPE OF REPORTING PERSON* IN

SCHEDULE 13D

CUSIP No. 016230 10-4	Page 3 of 6 Pages

Item 1. Security and Issuer

The class of equity securities to which this Statement on Schedule 13D relates is the common stock (the “Common Stock”), of Alico, Inc., a Florida corporation (the “Issuer”). The principal executive office of the Issuer is 10070 Daniels Interstate Court, Suite 100, Fort Myers, FL 33913.

Item 2. Identity and Background.

(a)	Mr. Bruce S. Sherman, an individual (“Reporting Person”), is reporting on his beneficial ownership of the Common Stock in this Schedule 13D (“Shares”) that is held by him over which he has sole voting and dispositive control.

(b)	The Reporting Person is an individual. The Reporting Person’s business address is c/o M4 Capital LLC, 5150 Tamiami Trail N., Suite 505, Naples, FL 34103.

(c)	The Reporting Person is a value investor and businessman, with business premises located in Naples, Florida.

(d)	During the past five years, the Reporting Person has not been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).

(e)	During the past five years, the Reporting Person has not been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction or as a result of such a proceeding was or is not subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

(f)	The Reporting Person is a citizen of the United States of America.

Item 3. Source and Amount of Funds and Other Consideration.

The Reporting Person acquired the Shares of the Issuer in market transactions on the NASDAQ Global Select Market. The funds used to acquire the shares were personal cash funds of the Reporting Person.

SCHEDULE 13D

CUSIP No. 016230 10-4	Page 4 of 6 Pages

Item 4. Purpose of Transaction

The Reporting Person purchased the Common Stock for investment purposes to establish a significant equity interest in the Issuer upon the Reporting Person’s assessment that the Common Stock currently has a market value below its intrinsic value.

The Reporting Person has had a long standing interest in the Issuer as an investment opportunity, and within the last 12 months, through his representative Kyle Moran, Director of Investments of M4 Capital, the Reporting Person has had discussions with representatives of the Issuer in respect of due diligence and strategic possibilities for the future of the Issuer. Such discussions have not resulted in any agreed upon course of action or any specific involvement of the Reporting Person or his representatives in the management or in the future business strategy of the Issuer.

The Reporting Person has commenced an evaluation of the public announcement of the Issuer made on January 29, 2013, concerning (i) the Issuer’s receipt of a statement from Atlantic Blue Group, Inc., a holder of 50.6% of the Issuer’s common stock, of its intention, in light of recent changes in the tax code relating to the sale of certain assets by “subchapter S corporations,” to explore the potential sale of substantially all of its assets during the 2013 calendar year and to actively pursue the sale of its entire equity position in Alico to a strategic or financial buyer, and (ii) the formation of a Special Committee comprised of its independent directors to investigate all transaction possibilities and to protect the interests of all shareholders. The Reporting Person has also taken under consideration the fact that the Issuer’s Board of Directors recently amended its bylaws to provide for advance notice and related requirements in connection with shareholder proposals and nominations of directors by shareholders and approved “change in control” agreements for its executive officers and key employees.

The Reporting Person intends to actively assess and, where possible, in light of any applicable legal limitations, to engage with management and the Special Committee about the options and opportunities available to the Issuer with a view to maximizing the value of the Issuer’s unique real estate, citrus and other natural resource assets and efficiently using the Issuer’s significant tax loss carry forwards. Currently, as a minority shareholder, the Reporting Person also will assess the Issuer’s proposed actions in light of the legal principles protecting the interests of shareholders in transactions where there may be an actual or apparent conflict of interest. Any of these assessments may result in the Reporting Person changing the current plans and proposals set forth below.

The Reporting Person disclaims any membership in a group relating to the Issuer. This Schedule 13D is solely the statement of the Reporting Person, without consultation with any other current or potential investor in the Issuer.

At the date of this Statement, the Reporting Person, except as set forth in this Statement, currently does not have any plans or proposals which would result in:

(a) The acquisition of additional securities of the Issuer, or the disposition of securities of the Issuer, except that the Reporting Person may, depending upon prevailing market prices or conditions and actions that are proposed or are actually undertaken by the Issuer, decide to increase or decrease its position in the Issuer through open market transactions or privately negotiated transactions with third parties;

SCHEDULE 13D

CUSIP No. 016230 10-4	Page 5 of 6 Pages

(b) An extraordinary corporate transaction, such as a merger, reorganization or liquidation, involving the Issuer or any of its subsidiaries, except that, upon the mutual agreement of the representatives of the Issuer on the one hand and the Reporting Person on the other hand, in light of any applicable legal considerations, the Reporting Person may approach management and/or the Special Committee in respect of merger, reorganization or liquidation strategies and opportunities, including those being considered by the Issuer;

(c) A sale or transfer of a material amount of assets of the Issuer or any of its subsidiaries, subject to the qualification set forth in subpart (b) above;

(d) Any change in the present board of directors or management of the Issuer, including any plans or proposals to change the number or term of the board of directors or management of the Issuer, including any plans or proposals to change the number or term of directors;

(e) Any material change in the present capitalization or dividend policy of the Issuer;

(f) Any other material change in the Issuer’s business or corporate structure, subject to the qualification set forth in subpart (b) above;

(g) Changes in the Issuer’s charter, bylaws or instruments corresponding thereto or other actions which may impede the acquisition of control of the Issuer by any person;

(h) Causing a class of securities of the Issuer to be delisted from a national securities exchange or to cease to be authorized to be quoted in an inter-dealer quotation system of a registered national securities association, subject to the qualification set forth in subpart (b) above;

(i) A class of equity securities of the Issuer becoming eligible for termination of registration pursuant to Section 12(g)(4) of the Act, subject to the qualification set forth in subpart (b) above ; or

(j)	Any action similar to any of those actions enumerated above.

Item 5. Interest in Securities of the Issuer.

As of January 30, 2013, the Reporting Person beneficially owned 366,681 shares of the Issuer’s Common Stock (the “Shares”). The shares were acquired within the past 12 months at a cost of $9,965,376 or $27.18 per share. The shares represent over 5% of the shares of the Issuer’s Common Stock issued and outstanding as of January 30, 2013, based on the Issuer’s statement in its definitive proxy statement dated January 22, 2013, that there are 7,332,564 shares of common stock issued and outstanding.

SCHEDULE 13D

CUSIP No. 016230 10-4	Page 6 of 6 Pages

Transactions by the Reporting Person in respect of the beneficial ownership of the Issuer’s Common Stock made in the past 60 days are set forth below. All the reported transactions were open market purchases made on the Nasdaq Stock Market where the Common Stock of the Issuer is publicly traded. All the transactions were made through a broker dealer.

Date of Transaction	Number of Shares Acquired	Average Price Paid	Transaction Cost
01/30/13	2,000	$44.60	$89,193.85
01/29/13	13,565	$43.23	$586,456.49
12/21/12	2,628	$36.04	$94,704.10
12/20/12	933	$35.66	$33,272.78
12/11/12	300	$36.86	$11,056.98
12/03/12	200	$34.85	$6,970.00

Item 6. Contracts, Arrangements, Understandings or Relationships With Respect to Securities of the Issuer.

None

Item 7. Material to be Filed as Exhibits.

None

SIGNATURES

After reasonable inquiry and to the best of my knowledge and belief, we certify that the information set forth in this statement is true, complete and correct.

Dated: February 4, 2013

/s/ Bruce S. Sherman